UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Share Repurchase Program

On March 27, 2017, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and the Israeli Securities Authority (the “ISA”) that its board of directors has approved a new share repurchase program, pursuant to which the Company may repurchase up to an aggregate of 150 million New Israeli Shekels ("NIS") of its ordinary shares, par value NIS 1 per share (“Ordinary Shares”) on the market over a one year period from March 31, 2017 until March 31, 2018. The Company indicated that the repurchase program would provide the Company’s management with flexibility to repurchase Ordinary Shares in the event that the market price of the Ordinary Shares reflects a significant discount to the Company’s net asset value. The share repurchases will be financed from the Company’s internal resources.

The Company does not anticipate any material tax liability due to gains that may result from the share repurchase program. The Company does not have information regarding any possible tax impact that the share repurchase program may have on its shareholders.

The new share repurchase program will replace the existing program that has been in effect from March 31, 2016 until March 31, 2017 and that has allowed for the repurchase of up to NIS 100 million of the Company’s Ordinary Shares from time-to-time, at the discretion of the Company’s board of directors. No shares were repurchased under the existing program.

Debenture Repurchase Program

On March 27, 2017, the Company also reported to the TASE and the ISA that it had approved a repurchase program with respect to its outstanding debentures, pursuant to which the Company may repurchase, over the course of the one year period from March 31, 2017 until March 31, 2018, up to NIS 250 million of its outstanding debentures (of any series). The Company’s board of directors decided to implement this program in light of the general state of the global capital markets and the capital market in Israel specifically, including the volatility thereof, which may present opportunities for the Company to repurchase its debt under more favorable terms relative to alternative financing sources and that may enable the Company to improve the structure and cost of its debt. The debenture repurchases will be financed from the Company’s internal resources.

The Company does not anticipate any material tax liability due to gains that may result from the debenture repurchase program. The Company does not have information regarding any possible tax impact that the debenture repurchase program may have on its debenture holders.

The new debenture repurchase program will replace the existing program that has been in effect from March 30, 2016 through March 31, 2017 and that has allowed for the repurchase of up to NIS 250 million of the Company’s outstanding debentures (of any series) from time-to-time on the market, at the discretion of the Company’s board of directors. An aggregate of approximately NIS 10 million of debentures has been repurchased under the existing program.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 27, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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